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July 12, 2005	Guy P. Lander Dir 212-588-5511 Fax: 212.644.8489 glander@dwpv.com
File No. 114038-205497

Via EDGAR Transmission

and Federal Express

Mr. Daniel F. Duchovny

Attorney-Advisor

Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re:	Pure World, Inc.

Schedules 14D-9 filed June 6 and 17, 2005

File No. 005-33973

Dear Mr. Duchovny:

On behalf of Pure World, Inc. (“Pure World”), we enclose for filing under the Securities Exchange Act of 1934, as amended, Amendment No. 1 to the Schedule 14D-9 (the “Schedule”) filed by Pure World on June 17, 2005.

Amendment No. 1 to the Schedule (“Amendment No. 1”) contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission in their letter dated June 30, 2005. Set forth below are Pure World’s responses to the Staff’s comments. For the convenience of the Staff, we have restated the Staff’s comments, and the number of the responses and headings set forth below correspond to the numbered comments and headings in the letter from the Staff. In addition to responding to the Staff’s comments, Amendment No. 1 incorporates certain changes and additional disclosures that Pure World deems necessary or appropriate. Courtesy copies of this letter, Amendment No. 1 and any materials described herein as being provided supplementally are being submitted to you by overnight delivery.

Schedule 14D-9 filed June 6, 2005

1.

We note the statement that Pure World disclaims any obligation to update or revise the information contained in any “forward-looking statements.” This disclaimer is inconsistent with the requirements of General Instruction F of Schedule 14D-9 and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the company will avoid using this statement in all future tender offer materials.

Pure World will not use this disclosure in any future tender offer materials.

2.

The filing bears an incorrect EDGAR header identification tag. This preliminary communication should have been filed under cover of Schedule 14D-9-C. Please fax a request for this header identification tag to be corrected to the attention of Sylvia Pilkerton in the Office of Edgar and Information Analysis at (202) 772-9216.

We have faxed a letter dated July 6, 2005, to Ms. Pilkerton requesting correction of the header tag for the Schedule 14D-9 filed by Pure World on June 6, 2005. A copy of the letter to Ms. Pilkerton is provided supplementally with this letter.

Schedule 14D-9 filed June 17, 2005

The Solicitation or Recommendation - Background of the Offer, page 6

3.	Please provide us a supplemental copy of any written materials presented by Adams Harkness to your board, including any presented on June 3, 2005.

The requested copies of the written materials presented by Adams Harkness to the Pure World board of directors are provided supplementally with this letter.

4.

In the first full paragraph on page 7, you state that the company publicly announced on June 3, 2004 that it had discontinued its efforts to explore strategic alternatives. In the next paragraph, you disclose that in January 2005, the board directed Adams Harkness to renew its efforts to find an acquirer for the company. Please explain what changed between June 2004 and January 2005 to explain the board’s change of heart.

We have provided disclosure under Item 4 of Amendment No. 1 of the reasons for the board’s decision in January 2005 to revive its efforts to find an acquiror for the Company.

5.	Refer again to the second full paragraph on page 7. Describe the material terms of the three offers received by the company. including the per share value or range of values represented by each. Also, explain what you mean by the statement that Naturex displayed the “strongest interest.” Does this mean Naturex’ offer was the highest?

We have provided revised disclosure under Item 4 of Amendment No. 1 to clarify that offers were eventually received from Naturex and Whitney and to provide the requested information about the third offer. The reference to “strongest interest” has been deleted.

6.	On page 7, fourth .paragraph, explain what happened to the three other potential bidders referenced.

Disclosure has been provided in Item 4 of Amendment No. 1 that these three offers were not pursued by the bidders.

7.

We note that the offer received from Stauber in May 2005 was at a significantly higher per share value than Naturex’ current bid. In light of this fact, please expand to explain why the board chose the Naturex bid as the superior proposal. For example, explain the statement in the first paragraph on page 11 that the company had not received a final bid from Whitney? Why was this determinative, since Whitney’s affiliate’s bid was already higher than Naturex’? We note your reference to “the status of negotiations with Naturex” and its “timely offer,” but these matters do not seem so significant as to preclude pursuit of a higher offer.

Pure World respectfully submits that the requested additional disclosure is not required. Having established a process whereby “best and final bids” were due from Naturex and Whitney on June 3, 2005, as described in the last paragraph on page 9 (carrying over to page 10) of the Schedule, all bids received prior to that date were considered non-binding and subject to completion of due diligence and negotiation of final documents. The failure of Whitney to submit a best and final bid on June 3, 2005, as described in the last paragraph on page 10 (carrying over to page 11) of the Schedule, left the Board with only Naturex’s bid to consider.

The Solicitation or Recommendation - Factors for the Recommendation page 12

8.

You have listed various factors that the board considered in recommending this offer. However, simply listing the factors, without explaining how the board analyzed them, is of limited usefulness to shareholders. For example, how did the economic climate factor into the board’s decision? Provide similar clarification for the other listed factors.

We have revised the subheading to read “Reasons for the Recommendation” and have added disclosure to several of the reasons considered by the Board in recommending the Naturex offer. Specifically, disclosure has been added under the subheadings “Financial Condition and Prospectus of the Company,” “Potential Conflict of Interest,” “Business Reputation,” and “Economic Climate”.

9.	Please describe briefly the registrant’s “prospects if it were to remain independent.”

Disclosure of the Company’s prospects were it to remain independent has been provided under the caption “Reasons for the Recommendation of our Board of Directors – Financial Condition and Prospects of the Company” in Item 4 of Amendment No. 1.

Additional Information page 12

10.

We note in Annex A (page A-11) that it appears Mr. Koether will receive, in addition to payments for his Pure World securities, a change of control payment under his employment agreement of $645,000. Please tell us what consideration you have given to including this information (and similar information for any other of your directors or executive officers) in this section. It should also be referenced in the discussion of potential conflicts of interest on page 13.

We have provided additional disclosure in Item 3 of Amendment No. 1 concerning the change of control payment to be made to Mr. Koether.

Annex A

11.

We note that you provided the information required by Rule 14f-1 as an annex to the Schedule 14D-9 but did not file it separately on Edgar. Please tell us what consideration you gave to filing the document on Edgar using the header tag “SC14Fl.” Refer to the Edgar Filer Manual, which is available on our website at www.sec.gov.

The Rule 14f-1 statement was attached to the Schedule mailed to Pure World’s stockholders commencing on June 17, 2005. Consequently, Pure World respectfully submits that filing the document separately using the header tag “SC14F1” is not necessary to provide adequate disclosure to its stockholders.

We have amended the section of Annex A entitled “Section 16(a) Beneficial Ownership Reporting Compliance” to reflect that one of Pure World’s officers did not comply with his Section 16(a) reporting requirements during several of Pure World’s prior fiscal years. Dr. Qun Yi Zheng failed to file Section 16(a) reports upon becoming an executive officer and later upon receiving option grants. However, he has neither exercised any of the options nor effected any other transactions in Pure World securities.

He has not disposed of any of the securities underlying those options. Corrective filings will be made promptly.

Pure World has directed us to advise you that it acknowledges that:

•	Pure World is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Pure World may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or the Staff have any further comments or questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 588-5511 or Scott M. Tayne at (212) 588-5520.

Sincerely,

/s/ Guy P. Lander

Guy P. Lander